CUSIP NO. 71903M 10 0                                                Page 1 of 8


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 7)*
                    Under the Securities Exchange Act of 1934

                          PHOENIX FOOTWEAR GROUP, INC.
                         (formerly DANIEL GREEN COMPANY)
                                (Name of Issuer)

                                  Common Stock
                           (Title of Class Securities)

                                   71903M 10 0
                                 (CUSIP Number)

                           James R. Riedman, President
                               Riedman Corporation
                      1080 Pittsford-Victor Road, Suite 301
                            Pittsford, New York 14534
                                 (585) 586-7833
                  (Name, Address and Telephone Number of Person
                Authorized to receive Notices and Communications)

                                  May 20, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

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CUSIP No.71903M 10 0                                                 Page 2 of 8


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Riedman Corporation
        16-0807638

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         316,355 (includes currently exercisable options to purchase
                    125,000 shares of Common Stock)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         316,355 (See Item 7 above)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        316,355 (See Item 7 above)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions)                                               [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON(See Instructions)

        CO

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CUSIP No.71903M 10 0                                                 Page 3 of 8


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James R. Riedman
        ###-##-####

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See Instructions)
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

        PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         619,853 (includes currently exercisable options to purchase
                    80,449 shares)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    751,617 Beneficial Ownership Disclaimed (includes currently
  OWNED BY          exercisable options to purchase 125,000 shares)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         619,853 (see 7 above)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    751,617  (see 8 above)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        619,853 (see 7 above)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     (See Instructions)                         [X] 751,617 shares as to which
                                                    Beneficial Ownership is
                                                    Disclaimed

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        28.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON(See Instructions)

        IN


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CUSIP No.71903M 10 0                                          Page 4 of 8

Item 1.  Security and Issuer.

      This Schedule relates to shares of the Common Stock, par value $.01 per share ("Common Stock") of Phoenix Footwear Group, Inc. (the "Issuer"). The Issuer's principal executive office is located at 450 North Main Street, Old Town, Maine 04468.

Item 2.  Identity and Background.

     This statement is submitted by Riedman Corporation, a corporation organized under the laws of the State of New York. Riedman Corporation is a holding company whose principal business until January 2001 was insurance brokerage. Its principal business and office address is 45 East Avenue, Rochester, New York 14604. Riedman Corporation has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Listed below are the names, business addresses and occupational information for: (a) each executive officer and director of Riedman Corporation, (b) each person controlling Riedman Corporation, and (c) each executive officer and director of any corporation or other person ultimately in control of Riedman Corporation. To the best of the knowledge of Riedman Corporation, each of the following individuals has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         John R. Riedman
         45 East Avenue
         Rochester, New York  14604
         Chairman, Chief Executive Officer, Treasurer, Director and Controlling Person of Riedman Corporation, whose principal business and address is set forth above.

         James R. Riedman
         1080 Pittsford-Victor Road, Suite 301
         Pittsford, New York  14534
         President and Director of Riedman Corporation and Chairman and CEO of Issuer, whose principal business and address is set forth above.



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CUSIP No.71903M 10 0                                                 Page 5 of 8

         Janet H. Ruff
         45 East Avenue
         Rochester, New York  14604
         Secretary and Director of Riedman Corporation, whose principal business and address is set forth above.

     This statement is also submitted by James R. Riedman, the required information for whom is set forth above.

     The Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan (see Item 3) is composed of two of the directors of the Issuer, including James R. Riedman. The Plan filed an Amendment No. 2 to its Schedule 13G dated July 16, 2001.

Item 3.  Source and Amount of Funds or Other Consideration

      This Amendment No. Seven to Schedule 13D is filed to reflect the following transaction:

      1. The purchase by James R. Riedman and his wife, Karen Riedman, of 100 shares of Phoenix Footwear Group, Inc. common stock in connection with the opening of trading in that stock on the American Stock Exchange on May 20, 2002.

     Mr. Riedman is an officer, director and shareholder of Riedman Corporation, the beneficial owner of 316,355 shares. He is also a member of the Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan which owns 435,262 shares.

Item 4. Purpose of the Transaction

     The purpose of the transaction was to acquire Common Stock for investment.

Item 5.  Interest in Securities of the Issuer

     (a) Riedman Corporation beneficially owns 316,355 shares of Common Stock (which includes the currently exercisable Options to purchase 125,000 shares of Common Stock), representing 15.2% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 619,853 shares of Common Stock, representing 28.4% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 38,270 of those shares owned directly or indirectly (through CE Capital, LLC) by his minor children who reside with him). The Daniel Green Company Retirement Savings Partnership Plan owns 435,262 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer (see (b) following).

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CUSIP No.71903M 10 0                                                 Page 6 of 8

     (b) Riedman Corporation has the sole power to vote and sole power to dispose of 316,355 shares of Common Stock, and James R. Riedman has the sole power to vote and sole power to dispose of 619,853 shares of Common Stock. James
R. Riedman, as a director of Riedman Corporation shares the power to vote and to dispose of the 316,355 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Daniel Green Company Retirement Savings Partnership Plan he shares the power to vote and to dispose of the 435,262 shares beneficially owned by the Plan. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.

     (c) See Item 3 for a description of all transactions in the Common Stock within the last 60 days.

     (d) None.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to Be Filed as Exhibits

     Exhibit 99-1 - Joint Filing Agreement.


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CUSIP No.71903M 10 0                                                 Page 7 of 8

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  May 30, 2002

                                         RIEDMAN CORPORATION

                                         By: /s/ James R. Riedman
                                             --------------------------
                                             Name: James R. Riedman
                                             Title:   President


                                             /s/ James R. Riedman
                                             --------------------------
                                             James R. Riedman